Filed by ALLSCRIPTS-MISYS HEALTHCARE SOLUTIONS, INC.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Eclipsys Corporation
Commission File No.: 000-24539

2 One Network. One Platform. One Patient.
Important Information for Investors and Stockholders
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  This communication is being made in respect of the proposed merger transaction involving Allscripts-
Misys Healthcare Solutions, Inc. (“Allscripts”) and Eclipsys Corporation (“Eclipsys”). In connection with the proposed transaction, Allscripts will file with the SEC a registration statement on Form S-4 and Allscripts and Eclipsys will mail a joint proxy statement/prospectus/information statement to their respective stockholders.  BEFORE MAKING ANY VOTING OR
INVESTMENT DECISION, INVESTORS AND STOCKHOLDERS ARE URGED TO READ CAREFULLY IN THEIR ENTIRETY THE JOINT
PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT REGARDING THE PROPOSED TRANSACTION AND ANY OTHER
RELEVANT DOCUMENTS FILED BY EITHER ALLSCRIPTS OR ECLIPSYS WITH THE SEC WHEN THEY BECOME AVAILABLE
BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  The final joint proxy statement/prospectus/information statement will be mailed to Allscripts’ and Eclipsys’ stockholders.  Investors and stockholders of Allscripts and Eclipsys will be able to obtain a free copy of the joint proxy statement/prospectus/information statement, as well as other filings containing information about Allscripts and Eclipsys, without charge, at the website maintained by the SEC (http://www.sec.gov).  Copies of the joint proxy statement/prospectus/information statement and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus/information statement can also be obtained, without charge, on the investor relations portion of Allscripts’ website (www.allscripts.com) or the investor relations portion of Eclipsys’ website (www.eclipsys.com) or by directing a request to Allscripts’ Investor Relations Department at 222 Merchandise Mart Plaza, Suite 2024, Chicago, Illinois 60654, or to Eclipsys’ Investor Relations Department at Three
Ravinia Drive, Atlanta, Georgia 30346.
Allscripts and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding Allscripts’ directors and executive officers is available in
Allscripts’ proxy statement for its 2009 annual meeting of stockholders and Allscripts’ Annual Report on Form 10-K for the year ended May 31, 2009, which were filed with the SEC on August 27, 2009 and July 30, 2009, respectively.  Eclipsys and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding Eclipsys’ directors and executive officers is available in Eclipsys’ proxy statement for its 2010 annual meeting of stockholders and Eclipsys’ Annual Report on Form 10-K for the year ended
December 31, 2009, which were filed with the SEC on March 26, 2010 and February 25, 2010, respectively.  Investors and stockholders can obtain free copies of these documents from Allscripts and Eclipsys using the contact information above.
Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus/information statement and other relevant materials to be filed with the SEC when they become available.

3 One Network. One Platform. One Patient.
Forward Looking Statements
This communication contains forward-looking statements within the meaning of the federal securities laws. Statements regarding the benefits of the proposed transaction, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, platform and product integration, the connection and movement of data among hospitals, physicians, patients and others, merger synergies and cost savings, client attainment of “meaningful use” and accessibility of federal stimulus payments, enhanced competitiveness and accessing new client opportunities, market evolution, the benefits of the combined companies’ products and services, the availability of financing, future events, developments, future performance, as well as management’s expectations, beliefs, intentions, plans, estimates or projections relating to the future are forward-looking statements within the meaning of these laws. These forward-looking statements are subject to a number of risks and uncertainties, some of which are outlined below. As a result, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Allscripts, Eclipsys or the combined company or the proposed transaction.
Such risks, uncertainties and other factors include, among other things: the ability to obtain governmental approvals of the merger on the proposed terms and schedule contemplated by the parties; the failure of Eclipsys’ stockholders to approve the Merger Agreement; the failure of Allscripts’ stockholders to approve the issuance of shares in the merger; the possibility that the proposed transaction does not close, including due to the failure to satisfy the closing conditions; the possibility that the expected synergies, efficiencies and cost savings of the proposed transaction will not be realized, or will not be realized within the expected time period; potential difficulties or delays in achieving platform and product integration and the connection and movement of data among hospitals, physicians, patients and others; the risk that the contemplated financing is unavailable; the risk that the Allscripts and Eclipsys businesses will not be integrated successfully; disruption from the proposed transaction making it more difficult to maintain business and operational relationships; competition within the industries in which Allscripts and Eclipsys operate; failure to achieve certification under the Health Information
Technology for Economic and Clinical Health Act could result in increased development costs, a breach of some customer obligations and could put
Allscripts and Eclipsys at a competitive disadvantage in the marketplace; unexpected requirements to achieve interoperability certification pursuant to the
Certification Commission for Healthcare Information Technology could result in increased development and other costs for Allscripts and Eclipsys; the volume and timing of systems sales and installations, the length of sales cycles and the installation process and the possibility that Allscripts’ and
Eclipsys’ products will not achieve or sustain market acceptance; the timing, cost and success or failure of new product and service introductions, development and product upgrade releases; competitive pressures including product offerings, pricing and promotional activities; Allscripts’ and Eclipsys’
ability to establish and maintain strategic relationships; undetected errors or similar problems in Allscripts’ and Eclipsys’ software products; the outcome of any legal proceeding that has been or may be instituted against Allscripts, Misys plc or Eclipsys and others; compliance with existing laws, regulations and industry initiatives and future changes in laws or regulations in the healthcare industry, including possible regulation of Allscripts’ and Eclipsys’
software by the U.S. Food and Drug Administration; the possibility of product-related liabilities; Allscripts’ and Eclipsys’ ability to attract and retain qualified personnel; the implementation and speed of acceptance of the electronic record provisions of the American Recovery and Reinvestment Act of 2009;
maintaining Allscripts’ and Eclipsys’ intellectual property rights and litigation involving intellectual property rights; risks related to third-party suppliers and
Allscripts’ and Eclipsys’ ability to obtain, use or successfully integrate third-party licensed technology; and breach of Allscripts’ or Eclipsys’ security by third parties. See Allscripts’ and Eclipsys’ Annual Reports on Form 10-K and Annual Reports to Stockholders for the fiscal years ended May 31, 2009 and
December 31, 2009, respectively, and other public filings with the SEC for a further discussion of these and other risks and uncertainties applicable to
Allscripts’ and Eclipsys’ respective businesses. The statements herein speak only as of their date and neither Allscripts nor Eclipsys undertakes any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations.
This presentation includes certain financial information not derived in accordance with generally accepted accounting principles (“GAAP”). Allscripts believes that the presentation of this non-GAAP financial information may be useful to investors as it provides general information regarding the proposed business to be acquired and operated by Allscripts, assuming that the stockholders of Allscripts approve the merger transaction and the related matters.

5 One Network. One Platform. One Patient.
Agenda
>
Bill Davis, CFO of Allscripts
>
CFO designate
One Network. One Platform. One Patient.
>
Mike Lawrie, CEO of Misys and Current
Chairman of Allscripts
>
Glen Tullman, CEO of Allscripts
>
CEO designate
>
Phil Pead, CEO of Eclipsys
>
Chairman designate
Financial Overview
Transaction and Historical Overview

6 One Network. One Platform. One Patient.
What We are Announcing
> Simplified governance structure
> Merger of Allscripts and Eclipsys
–
Creates a market leader in end to end Healthcare IT for physician practices and hospitals in the US
> Misys exits controlling interest in Allscripts by selling the majority of its shares
> Misys retains a non-controlling stake in newly combined
company

7 One Network. One Platform. One Patient.
Key Messages
Merger creates leader in end to end solutions for hospitals & physicians
Allscripts & Eclipsys shareholders benefit: earnings accretion (1) in year 1
Healthcare IT leaders: Allscripts - ambulatory; Eclipsys - acute
Stimulus driving changes in the US healthcare IT industry
Different capital & control structure required for continued leadership
Compelling, pure play propositions in Healthcare & Financial Services
(1) Accretive to CY2011E Non-GAAP EPS.

8 One Network. One Platform. One Patient.
$0
$5
$10
$15
$20
$25
$0
$5
$10
$15
$20
$25
Oct-08 Jan-09 Apr-09 Aug-09 Nov-09 Feb-10
Allscripts
Nasdaq composite (indexed to Allscripts share price as of 10
Oct 2008)
A Proven Track Record
Allscripts-Misys has become a leader in the ambulatory market
Misys Healthcare -
Allscripts merger
completed
Share Sale
announced
>
Allscripts-Misys Healthcare merger
proved very successful
>
Misys physician customer base combined
with Allscripts Electronic Health Record
>
Cost, product development and revenue
synergies realized
>
Benefitted from US government stimulus
>
Significant increase in Allscripts valuation

9 One Network. One Platform. One Patient.
Capital Structure for Continued Industry Leadership
> Reduced Misys holding in Allscripts creates flexibility to finance the merger
–
Allscripts shares issued to Eclipsys shareholders
> Long-term flexibility for the business
> Simplified governance structure

10 One Network. One Platform. One Patient.
Opportunity to Create Value in Two Pure Play Businesses
> Clear objectives: taking to market innovative new products meeting evolving customer requirements
> Compelling, pure play investment propositions in Healthcare and Financial Services

11 One Network. One Platform. One Patient.
Significant value for all shareholders
Allscripts & Eclipsys
>
Merger creates leader in end to end solutions for US hospitals &
physicians
>
Participation in growth of end to end clinical solutions, which are required by 35% of the market
>
Earnings accretion (1) in first year
Misys
>
Value created since the Misys Healthcare-Allscripts merger crystallized and returned to shareholders
>
Return of cash to shareholders via planned share buyback
>
Exposure to US healthcare IT market through retained stake in newly combined company
(1) Accretive to CY2011E Non-GAAP EPS.

12 One Network. One Platform. One Patient.
Agenda
>
Bill Davis, CFO of Allscripts
>
CFO designate
One Network. One Platform. One Patient.
>
Mike Lawrie, CEO of Misys and Current
Chairman of Allscripts
>
Glen Tullman, CEO of Allscripts
>
CEO designate
>
Phil Pead, CEO of Eclipsys
>
Chairman designate
Financial Overview
Transaction and Historical Overview

Allscripts and Eclipsys are merging to form one company with the industry’s largest network of clients on the most advanced product platform resulting in a single patient record

14 One Network. One Platform. One Patient.
Key Highlights
Financial Strategic
>
Combines Ambulatory and Acute HCIT
Utilization Leaders
>
Addresses the Market Demand for a
True End-to-End Integrated Solution
>
Expands Company’s Ability to Address
$16BB Integrated Market
>
Expands Client Footprint to Connect
Communities
>
Sets Foundation for ‘Next Wave’ of
Information and Connectivity Products
>
Transaction Valued at  $1.3BB
>
Significant Cost and Revenue Synergy
Opportunities
>
Accretive
(1)
to Earnings Starting in
Calendar 2011
>
Strong Free Cash Flow Generation with
~ 60% Recurring Revenue
>
Flexible Capital Structure from
Reduction of Misys Ownership
(1) Accretive to CY2011E Non-GAAP EPS

15 One Network. One Platform. One Patient.
The Time is NOW
> Quality Issues
–
98,000 Deaths/Year from
Preventable Medical Errors
> Rising Cost:
–
Healthcare spending
projected to rise from $2.5
trillion to $4.5 trillion
(1)
by
2019
> Significant Waste
–
Estimated 30% of spend is
waste due to misuse,
overuse, etc.
A National
Problem
> HCIT is Core to the Fix
–
All stakeholders agree
> Large Market
–
>$40BB HCIT market
> Low Penetration
–
~12% of physician practices
–
~11% of hospitals using an EHR
> Shift in Ambulatory
–
Over 50% of ambulatory physicians
now employed vs. independent
> Hospitals Driving the Market
–
Stark Safe Harbor driving EHR
adoption
> Significant Funding:
–
ARRA provides >$30BB of incentives
–
70% of funding slated for next 3 yrs.
A Market that
is Ready
(1) According to CMS.
ARRA = American Recovery and Reinvestment Act
We are at the
expect will be the single
fastest transformation
of any industry in US
history
A Significant
Opportunity
beginning of what we

16 One Network. One Platform. One Patient. The Value Proposition: Two Leaders Become One One Patient. One Network. One Platform.

17 One Network. One Platform. One Patient.
One Network: Connecting the Community of Hospitals,
Physicians and Post Acute Care Organizations
Eclipsys Hospital
Allscripts Hospital
Allscripts/Eclipsys Physician
Practice
Allscripts Post Acute
>
The ‘Hub’:
Over 1,500 Hospitals including 40% of “America’s Best Hospitals” are Clients
>
The ‘Spokes’:
Over 180,000 MDs and 10,000 Post Acute Care Organizations are Connected
to other Practices, Patients, Pharmacies, Payors, Labs, Hospitals, etc.

18 One Network. One Platform. One Patient.
One Platform: A Fresh Approach
> CLOSED: Won’t Connect and
Can’t Connect
> OUR WAY OR NO WAY: Single
Company for Everything
> MONOLITHIC: Old Platforms of
the Last 25 Years
> FLEXIBLE: End to End System or
Best of Breed
> OPEN: A Simple Approach to
Connect to 3rd Party Applications
> MODERN: Advanced Platform
for the Next 25 Years

Ambulatory
Electronic Health Record
Practice Management
Revenue Cycle
Claims Processing
E-Prescribing
Acute
Clinical Solutions
Computerized Physician Order Entry
Departmental
Revenue Cycle
Care Management
Decision Support/Analytics
Outsourcing/Consulting
Post Acute
Discharge Planning
Homecare
Access/Connectivity
One Patient: Delivering a Single Patient Record
One Network. One Platform. One Patient.

Ambulatory Care Offering

Allscripts

Acute Care Offering

Allscripts

Post-Acute Care Offering

Allscripts

20
Allscripts Solution Set
Enterprise
Professional
MyWay
ePrescribe ePrescribe
Payerpath
Care Mgt
Emergency Dept
Clinical Financial/RCM
Administrative/
Transactions
Intelligence/
Analytics
Stand-Alone
Services
CQS
Optimization
Academy
Homecare
Post-Acute

Ambulatory Care Offering

Acute Care Offering

Post-Acute Care Offering

21
Sunrise Critical Care
Sunrise Acute
PeakPractice
HealthXchange
Sunrise Radiology
Sunrise Pharmacy
Sunrise Emergency
Sunrise Surgery
Sunrise Cardiology
Sunrise Laboratory
Sunrise PACs
Patient Financials EPSi
Registration Outsourcing
Scheduling Remote Hosting Analytics
Access Consulting Decision Support
Enterprise Person ID Network/Desktop
Clinical Financial/RCM
Administrative/
Transactions
Intelligence/
Analytics
Services
Eclipsys Solution Set
Patient Flow
KBMA
KBC

Ambulatory Care Offering
Allscripts
ECLIPSYS
Acute Care Offering
Allscripts
ECLIPSYS
Post-Acute Care Offering
Allscripts
ECLIPSYS

22
Enterprise
Professional
MyWay
Sunrise Critical Care
Sunrise Acute
ePrescribe ePrescribe
Payerpath
PeakPractice
HealthXchange
Care Mgmt.
Emergency Dept
Sunrise Radiology
Sunrise Pharmacy
Sunrise Emergency
Sunrise Surgery
Sunrise Cardiology
Sunrise Laboratory
Sunrise PACs
Patient Financials EPSi
Registration Outsourcing
Scheduling Remote Hosting Analytics
Access Consulting Decision Support
Enterprise Person ID Network/Desktop
Homecare
Post-Acute
A true end-to-end, integrated solution for the entire community of care
Clinical Financial/RCM
Administrative/
Transactions
Intelligence/
Analytics
Services
CQS
Our Combined Solution Set
Optimization
Academy
Patient Flow
KBMA
KBC

$45
$40
$35
$30
$25
$20
$15
$10
$5
$0
(In Billions)

23 One Network. One Platform. One Patient.
Combination Dramatically Expands Addressable Market
Acute/Ambulatory EHR Opportunity 2010-2014 = ~$43BB
Source: McKinsey & Company
Well positioned to differentiate ourselves to
compete in the $16BB (~35%) integrated market
Current Opportunity
(Ambulatory Stand-Alone)
Current Opportunity
(Acute Stand-Alone)
Currently Addressable Market:
Stand-Alone
New Addressable Market:
Integrated
Market Segment Seeking an
Integrated/End-to-End
Solution Across Hospitals
and Physician Practices
$16BB
$10BB
$17BB

24
Delivering a Formula to Change Healthcare
ADOPTION
UTILIZATION
CONNECTION
INFORMATION
OUTCOMES
> Largest client footprint in market
> Highest rates of CPOE and EHR utilization
> Rapid Implementation Approach to Attain “Meaningful Use”
> Connected to all major pharmacies, labs, payors, clinical research organizations, etc.
> Open architecture approach to connecting to third parties (e.g. Helios)
> Robust clinical and financial analytics engines
> Demonstrated ability to drive clinical and financial outcomes

25 One Network. One Platform. One Patient.
Agenda
>
Bill Davis, CFO of Allscripts
>
CFO designate
One Network. One Platform. One Patient.
>
Mike Lawrie, CEO of Misys and Current
Chairman of Allscripts
>
Glen Tullman, CEO of Allscripts
>
CEO designate
>
Phil Pead, CEO of Eclipsys
>
Chairman designate
Financial Overview
Transaction and Historical Overview

26 One Network. One Platform. One Patient.
Allscripts Exceeds Fourth Quarter Bookings Expectations -
Affirms High End of Guidance for FY2010
> Affirming high-end of full year financial guidance:
–
Revenue in a range of $700-$705MM for fiscal year 2010
–
Net income guidance in a range of $67.0-$68.5MM, equating to non-GAAP
(1)
net
income guidance to a range of $97.0-$98.5MM
–
Diluted earnings per share of $0.44-$0.45, equating to non-GAAP
(1)
diluted earnings
per share of $0.64-$0.65 cents
(1)  Allscripts non-GAAP net income guidance assumes the following adjustments from GAAP net income: approximately $22.6MM of annual acquisition-
related amortization; $16.5MM in stock-based compensation expense; $4.9MM in deferred revenue adjustments; and $11.0MM of transaction-related expense; all on a pre-tax basis.  Allscripts 2010 non-GAAP net income and diluted earnings per share guidance assumes a 39% tax rate.
> Fiscal fourth quarter bookings ~$117MM
–
Compares to fourth quarter guidance of between $105-$112MM

27 One Network. One Platform. One Patient.
Transaction Structure Overview
> Consideration of 1.2 shares of Allscripts for each share of Eclipsys
> Represents a 19% premium to Eclipsys shareholders based on the closing price on
June 8, 2010
> Subject to Allscripts and Eclipsys shareholder votes, regulatory approval and other customary conditions and the successful reduction of Misys’s ownership stake in
Allscripts through a combination of an equity placement and a share buyback
> Total cost of the buyback is $577.4MM, including a $117.4MM premium paid to
Misys and the placement of a minimum of 36MM shares of Misys’s Allscripts shares in the public markets this fall. Debt funded by fully committed financing package.
> In addition, Misys has an option to sell additional shares to Allscripts at a cost of
$101.6MM, including a 1.6MM premium that can be exercised within 10-days following the closing of the Eclipsys transaction
> Both the share buyback and the Misys $100MM buyback option are conditioned on the completion of the equity placement
> Stake reduction keeps Misys in conformity with UK Listing Authority (UKLA)
requirements
> Pro forma Misys will retain approximately ~8% ownership in Allscripts following the
Eclipsys merger
Misys Stake
Reduction
Proposed Merger
with Eclipsys

28 One Network. One Platform. One Patient.
> 24.4MM share buyback for
$577MM from Misys via fully
committed credit facilities and
cash reserves
> Placement of a minimum
36MM Allscripts shares
currently owned by Misys via
marketed secondary offering
> All stock merger with Eclipsys
– 1.2 shares of Allscripts for
each share of Eclipsys
> Misys option to sell 5.3MM
shares for $102MM to
Allscripts after the close of the
Eclipsys transaction
Misys Stake Reduction/
Eclipsys Merger
Current Structure Pro Forma Structure
Eclipsys
Shareholders
~37%
Ownership
Eclipsys/Allscripts
Combined
Misys
~8%
Ownership
1
1  Assumes 24.4MM share buyback, minimum 36MM
share placement, and 5.3MM put of shares by Misys
2 Includes shareholders who purchased Allscripts
shares via marketed secondary offering
Other Allscripts
Shareholders
2
~55%
Ownership
Transaction Structure Overview
Eclipsys
Allscripts
Other Allscripts
Shareholders
45% Ownership
Misys
55% Ownership

29 One Network. One Platform. One Patient.
Pro Forma Capitalization and Credit Statistics
Overview of Revolver and Term Loan
> Attractive financing package resulting in
a strong pro forma balance sheet
– Strong free cash flow generation for
the pro forma company available to
service debt going forward
> $150MM undrawn 5-year revolver
– Priced at L+300bps
> $570MM of Term Facilities
– Priced at L+350bps
> Fully committed financing package
provided by JPMorgan, Barclays Capital
and UBS
> Pro forma leverage of 2.1x LTM EBITDA
Pro Forma Capitalization 2/28/10
1 Allscripts balance sheet and EBITDA for the period ended and last twelve months ending 2/28/10, respectively.
2 Eclipsys balance sheet and EBITDA for the period ended and last twelve months ending 3/31/10, respectively.  Cash excludes $81MM of Auction Rate Securities.
3 Cash adjustment includes a) $64MM of one-time banking, legal, and other professional fees and expenses related to the merger with Eclipsys, b) $30MM of debt repayments, c) $100MM payment associated with Misys‘s put option, d) $9MM of $119MM premiums paid to Misys out of combined cash. Cash adjustments exclude $5mm future retention payments and $23MM of synergy
4 Existing Allscripts and Eclipsys debt was repaid subsequent to respective quarter ends.
5 Pro forma equity adjusted for a) $94MM of upfront fees & expenses and one-time costs, b)
$577MM share repurchase, c) merger with Eclipsys reflecting 57.6MM Eclipsys shares at a $22.10 implied offer price based on closing prices on 6/8/10 and a 1.2 exchange ratio, d) Misys’s
$100MM put and $2MM additional premium.
Capitalization Allscripts Eclipsys Adj.
Pro
Forma
Cash on Balance Sheet $116 $119 ($203) $32
New Revolver ($150mm) -- -- -- --
Existing Long Term Debt
4
14 16 (30) --
New Term Loan -- -- 570 570
Total Debt $14 $16 $540 $570
Equity
5
787 449 100 1,336
Total Capitalization $801 $464 $641 $1,906
Credit Statistics
LTM EBITDA
1,2
$173 $93 $266
Total Debt / LTM EBITDA
1,2
0.1x 0.2x 2.1x
Debt / Capitalization 1.7% 3.4% 29.9%
1 2 3
realization costs expected to be incurred over the first 2 years post-closing.

30 One Network. One Platform. One Patient.
Significant Key Cost Synergies
Projected Cost Synergies of
~$100MM over Three Years
>
Duplicate management structure
>
Duplicate public company costs
>
Duplicate backend office and
system integration
>
Marketing
>
Management team with strong track
record of integrating mergers and
delivering and proven ability to realize
synergies
Key Cost Synergy Drivers
~$25MM
~$35MM
Calendar
2011
Calendar
2012
~$40MM
Calendar
2013 & Beyond

31 One Network. One Platform. One Patient.
Revenue Synergy Opportunity of $1.25 Billion
Sunrise Clinical
Manager, Patient
Flow, EPSi
Sell Eclipsys Solutions to
Allscripts Acute Care Base
~$430MM
Sell Allscripts Solutions to
Eclipsys Acute Care Base
Care Management,
Emergency Department,
Homecare, Ambulatory
Solutions
~$820MM
Incremental Revenue Opportunity
Total: ~$1,250MM
$16BB Integrated Market Provides Additional Opportunity

32 One Network. One Platform. One Patient.
$151
$212
$0
$50
$100
$150
$200
$250
CY2008 CY2009
Pro Forma Performance
Combined Non-GAAP Operating Income
($ millions)
Combined Non-GAAP Operating Income
($ millions)
40% Growth
40% Growth
Allscripts
56%
Eclipsys
44%
Combined Non-GAAP Revenue
CY 2009
(1)
Non-GAAP Revenue: $1,188MM
Combined Non-GAAP Revenue
CY 2009
(1)
Non-GAAP Revenue: $1,188MM
(1) Allscripts calendar year assumes a November year end.

33 One Network. One Platform. One Patient.
Pro Forma Financial Outlook
Revenue
Growth
Comment
Non-GAAP
Operating
Margin (1)
Non-GAAP
EPS
Growth
(1)
8-10%+
20%+
15-18%+
> Similar to Allscripts standalone revenue
growth outlook
> Eclipsys margins historically lower than
Allscripts margins
> Cost synergies improve combined margins
back towards near Allscripts historical
margins
> Accretive to CY2011E Non-GAAP EPS
> Incorporates new capital structure
> Incorporates only cost synergies
(1) Excludes stock-based compensation and deal-related amortization.

34 One Network. One Platform. One Patient.
Background to Misys Stake Reduction
>
Enables Allscripts to acquire Eclipsys with stock as consideration
>
Misys’s stake is reduced so it is not a majority of Misys’s total assets.  This keeps Misys in conformity with the UK Listing Authority (UKLA) requirements that restrict companies from holding a non-controlling stake in a significant asset
Facilitates Eclipsys Merger
>
Misys stake reduction results in a simplified public company ownership structure
Benefits Allscripts Shareholders

35 One Network. One Platform. One Patient.
Illustration of Share Reduction by Misys
Number
of shares
>
Marketed offering in the fall Placing of Allscripts shares
36.0MM
(1)
Shares bought-back
by Allscripts
>
Funded by new, attractively priced term loan
and cash on hand
24.4MM
Allscripts put option available
to Misys
>
Shares bought back by Allscripts if Misys option
exercised
(2)
>
Exercisability of option subject to satisfaction of
conditions precedent to Eclipsys closing
>
Funded by combined cash on hand
5.3MM
Total shares sold by Misys
65.7MM
Misys’s remaining
stake in Allscripts
14.1MM
(1)  Illustrative only. Shares sold and proceeds per share will depend on market conditions.
(2)  Illustrative only. Exercise of Misys option at the sole discretion of Misys.
>
Represents approximately 8% pro forma
ownership

36 One Network. One Platform. One Patient.
>
We become a simplified, fully independent public company
>
New Board will consist of 10 members, 5 designated by Allscripts,
3 designated by Eclipsys, up to 2 designated by Misys
>
Misys control rights cease upon the closing of the transactions
Allscripts Governance: Management & Board
Simplified public company….simplified governance structure

37 One Network. One Platform. One Patient.
Expected Near-Term Timetable
>
Posting of final
documentation
>
Allscripts/Eclipsys/
Misys shareholder
meetings
>
Placing of Allscripts
shares
September/October
June/July August/September
>
Filing and review
of documentation
by the SEC
>
Obtain regulatory
approvals
>
Closing of Misys
$577MM share buy-
back and potential
$102MM additional
share buyback
>
Closing of Eclipsys
acquisition by
Allscripts

38 One Network. One Platform. One Patient.
Key Highlights
Financial Strategic
>
Combines Ambulatory and Acute HCIT
Utilization Leaders
>
Addresses the Market Demand for a
True End-to-End Integrated Solution
>
Expands Company’s Ability to Address
$16BB Integrated Market
>
Expands Client Footprint to Connect
Communities
>
Sets Foundation for ‘Next Wave’ of
Information and Connectivity Products
>
Transaction Valued at  $1.3BB
>
Significant Cost and Revenue Synergy
Opportunities
>
Accretive
(1)
to Earnings Starting in
Calendar 2011
>
Strong Free Cash Flow Generation with
~ 60% Recurring Revenue
>
Flexible Capital Structure from
Reduction of Misys Ownership
(1) Accretive to CY2011E Non-GAAP EPS.